UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:

LIBERTY TAX CREDIT PLUS II L.P.

(Exact name of registrant as specified in its charter)

625 Madison Avenue, New York, New York 10022, (212) 317-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Partner Units

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities and Exchange Act of 1934, Liberty Tax Credit Plus II L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

		By:	Related Credit Properties II L.P.,
a General Partner

			By:	Related Credit Properties II Inc.,
its General Partner

Date:	August 14, 2009			By:	/s/ Andrew J. Weil
Andrew J. Weil
President, Chief Executive Officer